Exhibit 99.45

FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY REPORTS THIRD QUARTER RESULTS FOR 3 MONTHS

AND 9 MONTHS ENDED DECEMBER 31, 2010

CONTINUED STRONG CUSTOMER AGGREGATION

UPDATE OF FISCAL 2011 GUIDANCE

TORONTO, ONTARIO—February 10, 2011—

Highlights for the third quarter ended December 31, 2010 included:

•	Operating Results

-	Sales (seasonally adjusted)—Up 10% per unit

-	Gross Margin (seasonally adjusted)—Up 5% per unit

-	Adjusted EBITDA—Up 25% per unit

-	Distributable Cash after Gross Margin Replacement—Down 11% per unit

-	Distributable Cash after all Marketing Expense—Down 17% per unit

-	Net income—Up 117% per unit

•	Customer Additions

-	252,000 gross customers added; 80,000 net customer additions

-	Gross additions up 84% from 137,000 additions in Q3 2010

-	Net additions up 515% from 13,000 in Q3 2010

•	Management Updates Published Financial Guidance for F2011

-	Gross margin growth expected to be at the higher end of 5% to 10% target range per unit. After nine months, gross margin is up 5% per unit.

-	Payout ratio on distributions/dividends is expected to be under 100% for fiscal 2011, consistent with past guidance.

-	Distributable cash after gross margin replacement growth will be below the 5% to 10% target range per unit. After nine months, distributable cash after gross margin replacement is down 12% per unit.

•	Completion of Just Energy Conversion to Corporation

-	Conversion effective January 1, 2011

-	Dividend policy calls for $1.24 annual payment, paid monthly equal to the previous distribution policy.

Just Energy Third Quarter Results

During the third quarter of fiscal 2011, Just Energy was an income fund and it reports in the attached Management’s Discussion and Analysis, a detailed calculation of distributable cash, both before and after marketing expenditures to expand Just Energy’s customer base. Commencing with fiscal 2012, following the conversion to a corporation, the Management’s Discussion and Analysis will focus on adjusted EBITDA as the main measure of operating performance.

Just Energy announced its results for the three and nine months ended December 31, 2010.

	3,241,000	3,241,000	3,241,000	3,241,000
Three months ended December 31, ($ million except per unit)	2010	Per unit	2009	Per unit
Sales[1]	$741.8	$5.37	$654.7	$4.88
Gross margin[1]	132.2	0.96	121.7	0.91
Distributable cash[1]
- After gross margin replacement	63.8	0.46	69.5	0.52
- After marketing expenses	52.5	0.38	61.2	0.46
Adjusted EBITDA	78.2	0.57	60.6	0.45
Net income	217.4	1.57	97.4	0.73
Cash distributions	42.5	0.31	41.2	0.31
Long term customers	3,241,000		2,280,000

	3,241,000	3,241,000	3,241,000	3,241,000
Nine months ended December 31, ($ millions except per unit)	2010	Per unit	2009	Per unit
Sales[1]	$2,130.3	$15.47	$1,649.4	$12.57
Gross margin[1]	336.5	2.44	304.0	2.32
Distributable cash[1]
- After gross margin replacement	151.0	1.10	164.0	1.25
- After marketing expenses	122.7	0.89	138.7	1.06
Adjusted EBITDA	148.9	1.08	127.3	0.97
Net income	338.2	2.46	310.7	2.37
Cash distributions	126.8	0.92	117.0	0.89

[1]	Seasonally adjusted (Non GAAP measure).

For the three months ended December 31, 2010, seasonally adjusted sales increased by 10% per unit, gross margin by 5% per unit, distributable cash after gross margin replacement declined by 11% per unit and distributable cash after all marketing expenses decreased by 17% per unit. Adjusted EBITDA (excluding non-cash mark to market on future supply positions) was $0.57 per unit, up 25% from $0.45 per unit a year prior. Net income was $1.57 per unit, up 117% from $0.73 in Q3 2010 including the impact of the mark-to-market gain on future supply positions.

RCEs	Beginning Oct 1, 2010	Additions	Attrition	Failed To Renew	Ending Dec 31, 2010	Ending Dec 31, 2009
Natural Gas
Canada	689,000	14,000	(16,000)	(17,000)	670,000	759,000
United States	569,000	36,000	(28,000)	(6,000)	571,000	393,000

Total gas	1,258,000	50,000	(44,000)	(26,000)	1,241,000	1,152,000

Electricity
Canada	745,000	36,000	(20,000)	(13,000)	748,000	777,000
United States	1,158,000	166,000	(51,000)	(21,000)	1,252,000	351,000

Total electricity.	1,903,000	202,000	(71,000)	(34,000)	2,000,000	1,128,000

Combined	3,161,000	252,000	(115,000)	(57,000)	3,241,000	2,280,000

The addition of Hudson Energy and its commercial broker channel allowed Just Energy, along with its residential business, to record its third straight quarter of strong customer additions on both a gross and net basis. The 252,000 customers added plus the 85,000 renewals resulted in net growth of 80,000 or 3% for the quarter. Including the customers acquired with Hudson, total customers were up 42% from a year earlier.

Seasonally adjusted sales were up 10% per unit year over year with gross margin up 5%. Gross margin was up less than sales primarily due to the large number of commercial customer additions which generate lower margins. As designed, commercial customers generate a lower upfront gross margin than residential customers, however, the reduced costs to administer the customers and typically lower weather-related volatility produce a similar overall customer profit profile.

Just Energy’s growth was entirely in the U.S. during the quarter. Sales and margin growth were dampened by a 4.1% decline in the U.S. dollar versus the comparable quarter. During the third quarter, blend and extend offers and other customer contract renegotiations resulted in a $3.4 million reduction of what would have otherwise been collected in gross margin. For the nine months, the total gross margin reduction has been $6.9 million, however, these retention efforts have resulted in $20.5 million in increased future gross margin from the extension period.

Sales of Just Energy’s innovative JustGreen products remain strong. During the quarter, 37% of all customers signed contracted for JustGreen supply, taking on average 92% of their commodity needs from green sources. While still a small proportion of the overall customer base (10% of electricity customers and 5% of gas customers), JustGreen sales more than doubled year over year.

Higher customer numbers and higher margins were offset by a 6% increase general and administrative costs for the quarter which includes expenditures to continue geographic expansion obtaining a new commercial license in Pennsylvania and costs to prepare to enter Pennsylvania for residential sales and Saskatchewan for the commercial business. Bad debt expense increased by $1.3 million, also offsetting the higher margins as well as a $9.9 million increase in interest expense and a $2.2 million increase in income tax expense. The result was a per unit decline of 11% in distributable cash after gross margin replacement and a per unit decline of 17% in distributable cash after all marketing expenses.

Adjusted EBITDA was up 25% per unit at $78.2 million versus $60.6 million a year earlier. Net income (which includes a mark to market of future supply positions) was $217.4 million ($1.57 per unit), up 117% from $97.4 million ($0.73 per unit). Distributions were $42.5 million ($0.31 per unit).

The results for nine months reflect both the positive addition of Hudson and the adverse impact of the record warm winter seen last year. Seasonally adjusted sales were up 29% reflecting the higher number of customers but gross margin was only up 11% due to lower margins on commercial customers and the impact of the past warm winter on natural gas profits. Distributable cash after gross margin replacement was down 12% per unit with distributable cash after all marketing, down 16% per unit. Adjusted EBITDA was $148.9 million up 11% per unit with net income of $336.9 million up 3% per unit. Distributions were $126.8 million ($0.92 per unit).

The Fund had provided guidance that both gross margin and distributable cash after gross margin replacement would be up 5% to 10% per unit for fiscal 2011.

After nine months, gross margin is up 5% per unit while distributable cash after margin replacement is down 12% per unit.

As of this writing, the first weeks of the fourth quarter have seen a return to normal winter weather in Just Energy’s key gas markets. The result of continued normal weather should be substantially higher margin and an increase in distributable cash, in comparison with Q4 of fiscal 2010. The higher margins expected lead management to believe that gross margin growth will be toward the higher end of the 5% to 10% target for fiscal 2011. While distributable cash growth is also expected to be strong, the adverse effects of the warm winter seen in reconciliations during Q1 and Q2 cause management to believe that distributable cash after gross margin replacement will be down year over year, therefore below the target range. The payout ratio on distributions/dividends is expected to be under 100%, as had been the case in past years.

The Fund paid its regular monthly distribution of $0.10333 per month ($1.24 annually) during the quarter. Going forward, Just Energy as a corporation will institute a policy of paying a monthly dividend equal to the past $0.10333 distribution. The first dividend of $0.10333 was paid January 31, 2011.

Just Energy reorganized its income trust structure into a high dividend paying corporation effective January 1, 2011. In connection with the conversion, JE amended its credit agreement, increasing the available line for general corporate purposes to $350 million from $250 million. Toronto-Dominion Bank was added to the syndicate of lenders that also includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia and Alberta Treasury Branches. The increase in the credit facility will accommodate forecasted working capital requirements for expansion into new markets, customer growth in existing markets and provide financial capacity to pursue small acquisitions.

Executive Chair Rebecca MacDonald noted: “This is the last quarter where Just Energy will report as an income trust. Going forward, we will be a high dividend corporation. We hope to replicate our success as a growth/income vehicle under our new structure. Management is optimistic that, as a corporation, Just Energy will appeal to a broader range of potential shareholders improving our liquidity and market valuation.”

CEO Ken Hartwick stated: “This was a quarter which saw strong customer aggregation on both a gross and net basis. Our attrition rates improved in our key growth markets in the U.S. and, while renewals in Ontario were challenging due to an extended period of stable low utility prices and very high premiums for the five year product, we increased our customer base by 3% during the quarter. We continue our expansion into new geographic markets. Sales of JustGreen remain strong with 10% of our electricity book and 5% of our gas book now on green supply. The higher margins from these products should help offset the lower per RCE margins from our fast growing commercial customer base.”

“While the residual impacts of last year’s record warm winter and the decline of the U.S. dollar have adversely impacted our distributable cash, we are seeing a return to normal results in the fourth quarter. Our gross margin should be near the upper end of our target range and Adjusted EBITDA should be up by more than 10% for fiscal 2011. Just Energy is in a very strong position entering into its first year as a corporation. Management is comfortable that Just Energy can both fund its continued growth and pay its monthly $0.10333 dividend ($1.24 annually).”

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. Management believes that the JustGreen products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol.

Forward-Looking Statements

Just Energy’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergygroup.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206